April 5, 2010
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0101

Via EDGAR System

Ms. Tricia Armelin U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549

Re:	Hennessy Advisors, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 4, 2009
File #0-49872

Dear Ms. Armelin:

On behalf of our client, Hennessy Advisors, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated March 11, 2010 (the “Comment Letter”), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses.

We acknowledge on behalf of the Company that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 5, 2010

Form 10-K for the fiscal year ended September 30, 2009

Item 7.  Management’s Discussion and Analysis, page 25

Overview, page 26

1.           In order for a reader to more easily understand the changes in your assets under management, please revise future filings to also include a rollforward of the balances on an annual basis.

Response:  As requested, in future filings the Company will include a rollforward of the balances on an annual basis.

Results of Operations, page 27

2.           Please revise future filings to include a more specific and comprehensive discussion of the factors impacting your results.  Your discussion should include, but not be limited to, addressing the following factors, where practicable:

•
We note that the overall decline in your revenue during fiscal 2009 is primarily due to a decrease in average assets under management.  Please revise to more fully discuss the underlying reasons for changes in your assets under management.

•	Please revise to quantify your average assets under management for each period presented.
•	Please describe and quantify any significant changes in the assets under management for your specific funds, the reasons for the changes and the impact the changes had on your results.
•	We note that your fees vary by fund. Please clarify if your assets under management are concentrated in any particular funds and quantify the impact of these changes on your results.
•
We note from your disclosure on page six that, under certain circumstances, you are required to waive fees or reimburse fund expenses for your institutional shares funds.  Please quantify the impact of this obligation on your results.

•	We note from your disclosure on page six that you may earn an incentive allocation from your Micro Cap Growth Fund. Please quantify the impact of this fee on your results, if significant.
•
We note your disclosure on page 20 that you may be required to forego all or a portion of your fees covering your mutual funds.  Please provide a more specific and comprehensive discussion regarding the circumstances which would require you to forego your fees and quantify the impact of the arrangement on your results.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 5, 2010

Response:  As requested, in future filings the Company will revise its disclosure to include a more specific and comprehensive discussion of the factors impacting the Company’s results.  The Company, to the extent practicable and material, will address in its disclosure the factors that you identify.

3.           We note your disclosure on page 28 that changes in your operating expenses were due, in part, to declines in assets held on no transaction fee platforms.  With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the nature of your no transaction fee platforms, the funds impacted by these terms and why the related assets declined.

Response:  Our funds are distributed on mutual fund platforms.  These platforms allow consumers to purchase many mutual funds (from numerous mutual fund companies) through a single location, which provides those customers with a single statement of investments and a single source for mutual fund information and customer service. When our funds are purchased through one of these platforms, such as Charles Schwab, Fidelity, or Morgan Stanley Smith Barney, the platform typically charges us an asset based fee which is recorded in “mutual fund distribution expense” in our statement of operations.  The fees increase or decrease in line with the value of the funds held on the platforms, which can be affected by inflows, outflows and market impact.  As of September 30, 2009, the value of the mutual funds held on Charles Schwab (the no transaction fee platform that makes up over half of our mutual fund fees) decreased by 33% from the prior fiscal year end due to net outflows and market depreciation.  The declines were even larger throughout the year which created a large decrease in our mutual fund distribution expense. The incremental assets purchased through the mutual fund platforms are not as profitable as those purchased in direct shareholder accounts due to the platform fees paid on assets held in the various mutual fund platforms. All of our funds are impacted as they are all available on several platforms where mutual funds are bought and sold.

4.           We note your disclosure on page 29 regarding changes in your income taxes.  With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding the nature of your permanent differences and the underlying reasons for the change from fiscal 2008 to 2009.

Response:  Our permanent differences consist of book expenses that are not tax deductible, specifically keyman insurance premiums, fifty percent of meals and entertainment expense and club membership fees.  The large negative rate in the fiscal year ended September 30, 2009 is due to the net loss before tax in the current fiscal year.  The positive tax rate in the prior fiscal year was due to the net income before tax in the prior fiscal year.  The permanent tax differences in total value were only $7,000 greater in the current fiscal year versus the prior fiscal year.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 5, 2010

Liquidity and Capital Resources, page 29

5.           Please revise future filings to include a discussion regarding how decreases in your assets under management may impact your liquidity.

Response:  As requested, in future filings the Company will include a discussion regarding how decreases in the Company’s assets under management may impact its liquidity.

6.           Please revise future filings to include a discussion regarding the material changes in your operating, investing and financing cash flows.  Reference Release No. 33-8350.

Response:  As requested, in future filings the Company will include a discussion regarding the material changes in the Company’s operating, investing and financing cash flows.

Critical Accounting Policies, page 30

7.           With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding your impairment analysis of your management contracts.  In this regard, please tell us what consideration you gave to decreases in your revenue and assets under management.

Response:  We measured the fair value of the management contracts by incorporating our estimates and assumptions into a projection of future revenues and expenses.  Based on the analysis, we concluded that projected revenues exceed projected expenses by an amount that is greater than the current carrying value of the management contracts.  We therefore concluded that the management contract asset is not impaired as of September 30, 2009.

Summary of the Organization, Description of Business and Significant Accounting Policies, page 40

General

8.           With a view towards future disclosure, please provide us with a specific and comprehensive discussion of your revenue recognition policy.  Please ensure that you include your policy on recognizing incentive income.

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 5, 2010

Response:  We generate all of our operating revenues by providing management and shareholder services to our mutual funds and private pooled equity fund. The revenues that we receive from the mutual funds and private pooled equity fund are calculated daily on the amount of average daily net assets in the funds.  We recognize the revenue as it is earned in accordance with ASC 605.

Incentive income can be earned on the assets in our private pooled equity fund if the value of the assets are above a ‘high water mark’ (described in the “Management Agreements and Fees” section of Item 1).  The incentive fee is calculated and earned on the last day of the quarter, at which point it would be recognized in accordance with ASC 605.

(c) Investments, page 40

9.           With a view towards future disclosure, please tell us what consideration you gave whether you should consolidate the Hennessy Micro Cap Growth Fund, LLC.  Reference ASC 323.

Response: Under ASC 323, the accounting method we use for our equity investments is generally dependent upon the influence we have over the investee. If there are investments such as the Hennessy Micro Cap Growth Fund, LLC where we can exert control over the financial and operating policies of the investee, which generally exists if there is a 50% or greater voting interest, the investee will be consolidated into our financial statements. Further, pursuant to ASC 810-20, as managing member of the Hennessy Micro Cap Growth Fund, LLC, we are generally presumed to control the fund (and should consolidate the fund into our financial statements) unless this presumption is overcome because members of the fund have the substantive ability to dissolve the fund or otherwise remove us as the managing member without cause. After considering ASC 323 and ASC 810-20 with respect to our investment in the Hennessy Micro Cap Growth Fund, LLC, we have determined that the fund should not be consolidated into our financial statements because our investment in the fund is less than 20% of the total investment in the fund, which means we have less than 20% of the voting interest in the fund, and the other members of the fund have the substantive ability to dissolve the fund and remove us from the position of managing member, with or without cause.

 (h) Earnings per Share, 43.

10.           Please revise future filings to disclose the amount of your anti-dilutive securities.  Reference ASC 260-10-50.

Response:  As requested, in future filings the Company will disclose the amount of its anti-dilutive securities.

Form 10-Q for the quarterly period ended December 31, 2009

Exhibits 31.1 and 31.2

11.           Please amend your Form 10-Q to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-K.  Specifically, please:

Ms. Tricia Armelin
U.S. Securities and Exchange Commission
April 5, 2010

•	Include the phrase, “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” in the introduction for paragraph 4.
•	Include paragraph 4.b. regarding the design of your internal control over financial reporting.

Please note that when you amend your Form 10-Q to provide the revised 302 certifications, the certifications should refer to your amended filing in the first paragraph.  Also, you only need to include Item 9A(T).  Controls and Procedures and Item 15.  Exhibits and Financial Statement Schedules, as such you do not need to include paragraph 3 of the certifications.

Response:  As requested, the Company will amend its Form 10-Q to include the internal control over financial reporting language in the introductory portion of paragraph 4 of the Section 302 certification, as well as paragraph 4(b).

*          *          *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	John Hartz
Jeanne Baker
Securities and Exchange Commission